CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com





12 September 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Interim Dividend Details	08/09/2006
REG-Catlin Group Limited Interim Results - Part 1	08/09/2006
REG-Catlin Group Limited Interim Results - Part 2	08/09/2006

Yours faithfully,

Pramila Bharj

REG-Catlin Group Limited Interim Dividend Details
Released: 08/09/2006

RNS Number:6825I
Catlin Group Limited
08 September 2006

INTERIM DIVIDEND DETAILS

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited has declared an interim dividend of 6.0 pence (11.3 US cents) per share in respect of the year ended 31 December 2006. The interim dividend will be paid on 10 November 2006 to shareholders of record at the close of business on 13 October 2006.

The interim dividend is payable in sterling (based on the exchange rate of £1 = US$1.88 prevailing on 6 September 2006), except for shareholders who have elected as at 7 September 2006 to receive their dividends in US dollars.

Shareholders who have not previously elected to receive dividends in US dollars and who wish to do so in the future should contact the Company's registrar, Capita IRG (telephone: 0870 162 3100 in the UK; +44 (0)20 8639 2157 elsewhere).

- ends -

For more information contact:

William Spurgin,
Head of Investor Relations

Tel: +44 (0)20 7458 5726
Email: William.Spurgin@catlin.com

END
DIVIIFFAAAITIIR

REG-Catlin Group Limited Interim Results - Part 1
Released: 08/09/2006

RNS Number:6712I
Catlin Group Limited
08 September 2006

CATLIN GROUP LIMITED ANNOUNCES
INTERIM RESULTS FOR PERIOD ENDED 30 JUNE 2006

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international property and casualty insurer and reinsurer, announces record net income for the six months ended 30 June 2006.

Highlights:

- Net income increased to record US$147.3 million (30 June 2005: US$111.2 million)
- Excluding foreign exchange effects, profit before tax decreased 5.9 per cent to US$139.1 million (30 June 2005: US$147.9 million)
- Annualised return on average equity was 29.1 per cent (30 June 2005: 22.0 per cent)
- Book value per share decreased 1.8 per cent to US$6.67 (30 June 2005: US$6.79); book value per share increased 11.7 per cent from US$5.97 at 31 December 2005; in sterling terms book value per share increased 3.7 per cent to £3.60 (31 December 2005: £3.47)
- Gross premiums written increased 15.5 per cent to US$903.1 million (30 June 2005: US$781.7 million)
- Net premiums earned rose 2.5 per cent to US$642.5 million (30 June 2005: US$627.1 million)
- Combined ratio was 84.7 per cent (30 June 2005: 82.3 per cent)
- Earnings per share of 92 US cents (30 June 2005: 72 US cents)
- Interim dividend increased to 6.0 pence (11.3 US cents) per share (30 June 2005: 5.4 pence; 9.9 US cents)
- Weighted average rate increase of 37 per cent for catastrophe exposed classes of business during period ended 30 June 2006; increase of 12 per cent across all classes
- Aggregate catastrophe exposure reduced by approximately one-third
- Catlin US management team in place; infrastructure being completed; underwriting teams hired; new offices opened in Atlanta and New York

Commenting on the Group's interim results, Chief Executive Stephen Catlin said:

"Catlin's performance during the first half of 2006 was strong thanks to our culture of disciplined underwriting. We had record premium volume and net income, while at the same time we have reduced our exposure to natural catastrophe risk by approximately one-third compared with a year ago and continued to diversify our risk portfolio.

"We have also made great strides in building our business for the future. We have established strong management in our recently established US operating platform, and we have also opened a number of offices in North America and Asia. We are encouraged by the opportunities that this expansion creates."

Key Financial Data

US$000 except where indicated	2006	2005	For the six months ended 30 June % change
Gross premiums written	903,145	781,739	15.5%
Net premiums written	765,993	658,695	16.3%
Net premiums earned	642,483	627,086	2.5%
Income before income tax expense	167,399	126,335	32.5%
Net income	147,310	111,175	32.5%
Earnings per share (US$)	0.92	0.72	27.8%
Interim dividend per share (pence)	6.0	5.4	11.1%
Interim dividend per share (US cents)	11.3	9.9	14.1%
Book value per share (US$)	6.67	6.79	(1.8%)
Effective tax rate	12.0%	12.0%	--
Combined ratio	84.7%	82.3%	--
Annualised return on average equity	29.1%	22.0%	--

- ends -

For more information contact:

Media Relations:

James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Liz Morley, Maitland	Tel:	+44 (0)20 7379 5151
	E-mail	emorley@maitland.co.uk

Investor Relations:

William Spurgin,	Tel:	+44 (0)20 7458 5726
Head of Investor Relations, London	Mobile	+44 (0)7710 314 365
	E-mail:	william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.4 billion in 2005. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL).

2. Catlin management will make a presentation to investment analysts at 10am BST today at its London office (3 Minster Court, Mincing Lane, London EC3R 7DD). The presentation will be broadcast live on the Group's website (www.catlin.com). The webcast will also be available on the website following the presentation.

3. Catlin operates four underwriting platforms:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003), which is one of the largest syndicates at Lloyd's based on 2006 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance.

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

- Catlin US, which encompasses all of Catlin's operations in the United States. Catlin US includes Catlin Insurance Company Inc., an admitted US insurer, along with underwriting offices in several US cities.

The Catlin Syndicate, Catlin Bermuda and Catlin UK have financial strength

ratings of 'A' (Excellent) from A.M. Best Company. Catlin Bermuda and Catlin UK have insurance financial strength ratings of 'A-' (Strong) from Standard & Poor's; the Catlin Syndicate has a Lloyd's Syndicate Assessment of '4-' (Low Dependency) from Standard & Poor's.

4. Catlin also operates offices worldwide which allow Catlin underwriters to work closely with local policyholders and brokers. The offices are located in the United States (Atlanta, Houston, New Orleans, New York and San Francisco), Canada (Toronto and Calgary), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Hong Kong, Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham, Tonbridge and Watford.

5. Catlin's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ('US GAAP'). The Group reports its results in US dollars.

6. Rates of exchange at 30 June 2006 - balance sheet: £1=US$1.85 (30 June 2005: US$1.79); income statement: £1=US$1.79 (30 June 2005: US$1.88).

7. Detailed information regarding Catlin's financial results for the six months ended 30 June 2006 including unaudited consolidated financial statements, is attached.

8. More information about Catlin can be found on the Group's website: www.catlin.com.

The Catlin Group is pleased to report record premium volume and net income for the first half of 2006. This excellent performance reflects:

- the favourable market environment which has arisen following the unprecedented catastrophe losses incurred in the second half of 2005;

- Catlin's ongoing commitment to disciplined underwriting;

- the continued development of underwriting initiatives by the Group over the past several years;

- the advantages provided by Catlin's multi-platform operating structure; and

- positive foreign exchange effects.

The record catastrophe losses arising from Hurricanes Katrina, Rita and Wilma in the second half of 2005 have created a market environment that offers significant opportunities for Catlin. However, we have ensured that we have not strayed from our basic operating principles while taking advantage of those opportunities. During the course of 2006 we have continued to reassess our catastrophe exposed risk portfolio, and we have reduced our exposure to natural catastrophe risk by approximately one-third compared with a year ago. We have further diversified our already balanced risk portfolio to increase the amount of business that we write that will not likely be impacted by a major catastrophe. We are also expanding our geographic reach, opening offices in the United States, Canada and Hong Kong during the year and accelerating the development of our fourth underwriting platform, Catlin US.

Catlin's multi-platform structure - composed of a Bermuda based holding company, underwriting platforms in key markets and a network of international offices which allows us to work more closely with local brokers and policyholders - is an important part of our success. This structure differentiates Catlin from many of its competitors and provides the Group with financial flexibility and greater access to uncorrelated risk.

We are proud of our performance in the first half of 2006, and we look forward to continued growth and profitability in the remainder of the year and in 2007.

Financial Results

Gross premiums written increased by 15.5 per cent during the first six months of 2006 to US$903.1 million (30 June 2005: US$781.7 million). Growth in gross premiums written accelerated during the first half, as premium rates for classes of direct and reinsurance business exposed to natural catastrophes steadily increased.

Net premiums earned rose 2.5 per cent to US$642.5 million (30 June 2005: US$627.1 million). As premiums earned typically lag premiums written, the 2.5 per cent growth in net premiums earned reflects, in part, the pattern of written premiums in 2005 when premium volumes decreased, particularly in the first half of that year. Unearned premiums increased by 31.5 per cent in the first half of 2006 to US$872.9 million (31 December 2005: US$663.7 million), reflecting written premium growth in the second half of 2005 and in the first half of 2006.

The Group's net income increased by 32.5 per cent to US$147.3 million (30 June 2005: US$111.2 million). The performance amounts to an annualised return on average equity of 29.1 per cent.

The Group's underwriting performance in the first six months of 2006 was broadly comparable to the corresponding period of 2005. The combined ratio for the first six months of 2006 was 84.7 percent (30 June 2005: 82.3 per cent). The loss ratio was 49.3 per cent (30 June 2005: 48.7 per cent), which reflected the favourable underwriting conditions during the period along with a relatively benign loss environment. The expense ratio increased to 35.4 per cent (30 June 2005: 33.6 per cent), reflecting the Group's investment in both personnel and systems to enhance controls and to take advantage of future underwriting opportunities, including the development of Catlin US.

The Group's net income for the six months ended 30 June 2006 includes US$28.3 million of realised gains on foreign currency exchange (30 June 2005: US$21.5 million foreign exchange loss). Catlin Bermuda assumes sterling denominated intra-Group reinsurance from other companies within the Group and, consequently, holds sterling net assets on its balance sheet. As a result of the strengthening of sterling against the US dollar, foreign exchange gains are recorded when these sterling net assets are presented in US dollars. These foreign exchange effects comprise the majority of the foreign exchange gain in the first half of 2006. The gains do not have a significant economic impact and offsetting intra-Group entries are reflected in stockholders' equity.

Stockholders' equity amounted to US$1.09 billion (30 June 2005: US$1.06 billion; 31 December 2005: US$931.1 million). A small release was made from prior year loss reserves at 30 June 2006, even though net losses incurred in respect of the three major hurricanes (Katrina, Rita and Wilma) in the second half of 2005 deteriorated by $26.0 million during the period. Catlin's reliance on reinsurance remains modest, with reinsurance costs as a percentage of gross premiums written amounting to 15.2 per cent (30 June 2005: 15.7 per cent).

Catlin's financial strength has been recognised by the major insurance rating agencies. The Catlin Syndicate, Catlin Bermuda and Catlin UK continue to be assigned financial strength ratings of 'A' (Excellent) from A.M. Best. In May 2006 Standard & Poor's assigned insurer financial strength ratings of A- (Strong) to Catlin Bermuda and Catlin UK and an interactive Lloyd's Syndicate Assessment of '4-' (Low Dependency) to the Catlin Syndicate.

The Group continued to adopt a conservative investment philosophy, with assets of US$2.50 billion (30 June 2005: US$2.22 billion) invested primarily in fixed maturities, cash and cash equivalents. The Group had no equity investments during the first six months of 2006. Net investment income rose by 41.0 per cent to US$51.9 million (30 June 2005: US$36.8 million), although the Group sustained realised and unrealised investment losses totalling $31.1 million as US short term interest rates continued to rise. The total annualised return on average investments during the period therefore amounted to 1.7 per cent (30 June 2005: 3.1 per cent), although the realised annualised return on average investments was 3.6 per cent (30 June 2005: 3.6 per cent).

Dividend

Catlin maintains a dividend policy under which payments are linked to recent trends in the performance of the Group as well as to future business prospects. The Board of Directors has declared an interim dividend of 6.0 pence (11.3 US

cents) per share (30 June 2005: 5.4 pence (9.9 US cents)), an increase of 11.1 per cent (US dollar increase: 14.1 per cent). The interim dividend will be paid on 10 November 2006 to shareholders of record on 13 October 2006.

Share Placement

On 9 March 2006, the Group successfully placed 7.7 million new common shares, which represented about 5 per cent of the Group's outstanding shares. The placement raised approximately US$65 million, net of expenses. The additional capital provides Catlin with greater financial flexibility to take advantage of underwriting opportunities, whilst further strengthening the Group's capital position.

Segmental Information

The Group's underwriting results by segment are presented prior to adjustments necessary to eliminate intra-Group reinsurance transactions on consolidation. Administrative and other expenses are managed on a Group basis and are allocated between segments based on net premiums earned.

Six months ended 30 June 2006 (US$000)

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra-Group Reinsurance	Total
Gross premiums written	453,343	206,427	393,147	116,632	(266,404)	903,145
Reinsurance premiums ceded	(233,681)	(97,708)	(5,944)	(66,223)	266,404	(137,152)
Net premiums written	219,662	108,719	387,203	50,409		765,993
Net premiums earned	199,204	76,932	307,867	58,480		642,483
Losses and loss expenses	(67,909)	(38,824)	(174,503)	(35,328)		(316,564)
Expenses	(97,223)	(31,449)	(77,579)	(25,044)		(231,295)
Net underwriting result	34,072	6,659	55,785	(1,892)		94,624
Loss Ratio	34.1%	50.5%	56.7%	60.4%		49.3%
Expense Ratio	48.2%	40.3%	24.6%	42.2%		35.4%
Combined Ratio	82.3%	90.8%	81.3%	102.6%		84.7%

Six months ended 30 June 2005 (US$000)

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra Group Reinsurance	Total
Gross premiums written	379,035	187,848	290,455	115,237	(190,836)	781,739
Reinsurance premiums ceded	(185,015)	(88,319)	(6,580)	(33,966)	190,836	(123,044)
Net premiums written	194,020	99,529	283,875	81,271		658,695
Net premiums earned	282,136	95,419	156,018	93,513		627,086
Losses and loss expenses	(134,607)	(38,729)	(78,414)	(53,523)		(305,273)
Expenses	(112,808)	(37,809)	(35,913)	(25,875)		(212,405)

Net underwriting result	34,721	18,881	41,691	14,115		109,408
	---------	-------	-------	-------	--------	--------
Loss Ratio	47.7%	40.6%	50.3%	57.2%		48.7%
Expense Ratio	39.7%	39.4%	22.8%	27.4%		33.6%
Combined Ratio	87.4%	80.0%	73.1%	84.6%		82.3%

Overview of Results and Operations

Gross premiums written by all four business segments increased in the first half of 2006. This is largely attributable to the positive rating environment in catastrophe exposed classes of business following the 2005 hurricanes. Weighted average premium rates for catastrophe exposed classes of insurance and reinsurance written during the first six months of 2006 rose by an average of 37 per cent, while weighted average premium rates for other classes of business decreased by 2 per cent. Overall, weighted average premium rates for all classes increased by 12 per cent.

Rate adequacy continued to be strong throughout our risk portfolio.

The increase in premium rates for catastrophe exposed business meant that Catlin was able to increase gross premiums written in these classes whilst reducing its aggregate exposure by approximately one-third from last year. This was achieved through a combination of higher attachment points, lower maximum limits and reduced line sizes. Whilst there is obviously a temptation to increase the amount of business underwritten in classes when premium rates are rising significantly, we have refused to do so. We believe that this prudent strategy is the correct one, especially in the light of the record catastrophe losses incurred during 2005 and the possibility that 2006 could be another severe year for hurricanes.

Gross premiums written in the Catlin Syndicate Direct segment increased by 19.6 per cent to US$453.3 million (30 June 2005: US$379.0 million). Premiums increased for general liability insurance, both because of better than expected retention of business and because of new initiatives by the Catlin Syndicate to write certain US general liability risks. Aviation premium volume has increased, largely due to the establishment of an office in Guernsey in mid-2005 which specialises in general aviation risks. Property facultative insurance volume increased due to rate improvements following the 2005 hurricanes.

Gross premiums written in the Catlin Syndicate Reinsurance segment increased by 9.9 per cent to US$206.4 million (30 June 2005: US$187.8 million). Premium volume increased for both property catastrophe reinsurance and marine and aviation reinsurance, despite the fact that aggregate exposures in these catastrophe exposed classes have been reduced.

Gross premiums written by Catlin Bermuda increased by 35.3 per cent to US$393.1 million (30 June 2005: US$290.5 million). The majority of the increased premium volume is due to an increase in intra-Group reinsurance ceded to Catlin Bermuda, although third-party business underwritten by Catlin Bermuda rose by 27.2 per cent to US$126.7 million (30 June 2005: US$99.6 million), largely due to increased property reinsurance premium volume.

Gross premiums written by Catlin UK, which writes both insurance for small to medium size UK policyholders as well as other classes of business, increased by 1.2 per cent to US$116.6 million (30 June 2005: US$115.2 million). The lower premium growth in this segment reflects the challenging market conditions in the UK market.

During the six months ended 30 June 2006, Catlin Bermuda and Catlin UK accounted for 52 per cent of total gross premiums written after intra-Group reinsurance (30 June 2005: 51 per cent). Business originated by Catlin Bermuda and Catlin UK accounted for 27 per cent of total gross premiums written (30 June 2005: 27 per cent).

The loss, expense and combined ratios for each segment in the preceding tables are reported including the effects of intra-Group reinsurance and therefore do

not reflect the ratios pertaining to the business as underwritten by the segments prior to intra-Group transactions. The gross premiums written and the loss, expense and combined ratios for each segment, excluding the effect of intra-Group reinsurance, are shown in the following tables:

Six months ended 30 June 2006 (US$000)

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Total
Gross premiums written	453,343	206,427	126,743	116,632	903,145
Loss Ratio	41.0%	53.9%	42.5%	75.1%	49.3%
Expense Ratio	38.1%	32.2%	33.0%	33.5%	35.4%
Combined Ratio	79.1%	86.1%	75.5%	108.6%	84.7%

Six months ended 30 June 2005 (US$000)

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Total
Gross premiums written	379,035	187,848	99,619	115,237	781,739
Loss Ratio	52.8%	41.8%	28.6%	58.5%	48.7%
Expense Ratio	35.9%	32.6%	30.9%	28.9%	33.6%
Combined Ratio	88.7%	74.4%	59.5%	87.4%	82.3%

Loss experience during the first six months of 2006 was generally favourable, as reflected by a loss ratio of 49.3 per cent (30 June 2005: 48.7 per cent). Losses and loss expenses during the period include a $4.2 million release from prior years, net of a $26.0 million deterioration in net losses incurred in respect of the three major hurricanes (Katrina, Rita and Wilma) in the second half of 2005. The bulk of this deterioration impacted the Catlin Syndicate Reinsurance and Catlin Bermuda segments. A major satellite loss amounting to $19.0 million impacted the Catlin UK segment, adversely affecting that segment's loss ratio.

Market conditions for catastrophe exposed classes of insurance and reinsurance continued to improve during the 1 July renewal period. Weighted average premium rates for catastrophe exposed business incepting in July rose by 40 per cent, compared with a 2 per cent decrease for other classes. Overall, weighted average premium rates across Catlin's portfolio for business incepting in July rose by 12 per cent.

Catlin's multi-platform operating structure continued to provide benefits during the first six months of 2006. Intra-Group reinsurance programmes cede risk and underwriting profits from our UK underwriting platforms to Catlin Bermuda to maximise capital and tax efficiency. At 30 June 2006, we anticipate the full year effective tax rate for the Group will be approximately 12 per cent.

International Expansion

Since 1999 the Catlin Group has set itself apart from many of its competitors by establishing a network of international offices in the United States, Canada, Europe, Asia and Australia. These local offices complement Catlin's strategy of building a portfolio of uncorrelated risk by providing the Group with access to local business that would not generally be underwritten at Lloyd's or in the Bermuda market. By establishing these offices, Catlin will work more closely with assureds and their retail brokers, strengthening the relationship between Catlin and the client.

So far in 2006, Catlin has opened new offices in Hong Kong and Calgary. The Hong Kong office was established in July and is underwriting marine hull and cargo, non-marine property and terrorism coverages. This office will serve clients in China, Korea and Japan and follows Catlin's successful development of Asian offices in Singapore and Kuala Lumpur. The Calgary office, which was established in August, specialises in underwriting aviation business. It complements Catlin's existing Canadian office in Toronto, which opened in 2005 and is already producing significant premium volume. We have also opened a Catlin UK regional office in Tonbridge.

The bulk of the Group's international development during 2006, however, has been focused on Catlin US, our newest underwriting platform.

Catlin US, which commenced operations in the second half of 2006, will underwrite a diversified portfolio of specialty classes of insurance. Growth will be driven by the employment of specialist underwriting teams. The classes of business to be underwritten will be consistent with Catlin's existing appetite for non-correlated risk. As with all Catlin underwriting platforms, underwriting will be driven by the potential for bottom line profit, not top line growth. Initially, business will be primarily underwritten by the US underwriting teams on a non-admitted basis and placed with the Catlin Syndicate or Catlin UK. As time passes, more business will be underwritten by US insurance companies wholly owned by Catlin.

In May 2006, the Group completed the acquisition of American Indemnity Company, a shell insurance company admitted in 27 US states, which has since been renamed Catlin Insurance Company Inc. We are currently applying for the company to be admitted in additional states, a process we expect will be substantially completed in early 2007. The Group also plans to establish a non-admitted insurer based in the United States, which will complement the Group's current non-admitted capabilities through the Catlin Syndicate and Catlin UK. The process of establishing this insurer has begun, and we expect this company to be operating by mid-2007.

Richard Banas was appointed president and chief executive officer of Catlin US effective 1 April 2006. Rich, who has more than 30 years of management experience in US specialty lines underwriting, has since assembled an experienced and respected management team, including executives responsible for operations, finance, claims, actuarial, human resources and IT. The management team is based in Catlin US's Atlanta headquarters, which opened in June.

In July, Catlin established an office in New York, which is staffed by a highly experienced professional liability underwriting team specializing in various classes of professional liability and directors & officers (D&O) liability insurance. The professional liability classes underwritten include coverage for financial institutions, real estate agents, lawyers, accountants and other professionals. In August, a primary/excess casualty unit was established in Atlanta. The existing Houston office continues to specialise in underwriting medical malpractice insurance.

In addition to these classes of business, Catlin US's portfolio will expand over time to include other classes. Potential classes include inland marine (builders risk, cargo and specie), general aviation and equine/bloodstock.

Conclusion

Catlin is looking ahead to the remainder of 2006 and into 2007 with optimism. Market conditions are currently good, and we expect that rates will continue to firm for many classes of business. We believe that we have an advantageous operating structure in place. We continue to underwrite on a disciplined basis, driven by bottom line profit rather than top line growth. We have significantly reduced our exposure to catastrophic events, whilst still benefiting from the improved rates and conditions in catastrophe exposed classes. We have established new offices worldwide, which will increase the amount of uncorrelated business that we underwrite. Finally, we believe the prospects for Catlin US are excellent, and we are working hard to develop this important part of our business.

We are currently in the midst of the US hurricane season. No one can predict with accuracy whether the wind will blow as it did in 2005, creating record catastrophe losses. However, we are in an even stronger position to withstand the impact of severe hurricane events than we were a year ago.

The entire Catlin team has worked extremely hard both to produce these record results and to develop our initiatives and strategy for the future. I would like to take this opportunity to thank the members of the team for their superb effort and spirit.

Stephen Catlin
Chief Executive
7 September 2006

More to follow, for following part double-click [nRN1H6712I]

REG-Catlin Group Limited Interim Results - Part 2
Released: 08/09/2006

RNS Number:6712I
Catlin Group Limited
Part 2 : For preceding part double-click [nRNSH6712I]

Consolidated Balance Sheets
As at 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

	30 June 2006 (unaudited)	31 Dec 2005 (audited)	30 June 2005 (unaudited)
Assets			
Investments			
Fixed maturities, available-for-sale, at fair value (amortised cost 2006: $1,735,282; Dec 2005: $1,761,968; June 2005: $1,525,917)	$1,693,718	$1,744,043	$1,531,650
Short-term investments at fair value	8,198	14,666	60,596
Cash and cash equivalents, at fair value	794,497	609,857	624,243
Investment in associate	2,498	2,794	2,520
Total investments	2,498,911	2,371,360	2,219,009
Accrued investment income	17,536	17,227	13,989
Securities lending collateral	209,137	-	-
Premiums and other receivables	768,133	565,500	628,255
Reinsurance recoverable (net of allowance of 2006: $27,312; Dec 2005: $24,511; June 2005: $18,303)	522,420	607,446	338,072
Deposit with reinsurer	-	21,823	21,823
Reinsurers' share of unearned premiums	112,103	37,222	88,890
Deferred acquisition costs	151,920	126,738	143,025
Intangible assets and goodwill (accumulated amortisation 2006: $28,092; Dec 2005: $26,181; June 2005: $27,210)	72,491	63,639	66,032
Other assets	50,706	49,028	48,853
Total assets	$4,403,357	$3,859,983	$3,567,948
Liabilities and Stockholders' Equity			
Liabilities:			
Unpaid losses and loss expenses	$1,950,583	$1,995,485	$1,482,400
Unearned premiums	872,898	663,659	776,393
Deferred gain	1,294	8,078	8,124
Reinsurance payable	138,670	137,313	109,851
Notes payable	50,000	50,000	50,250
Accounts payable and other liabilities	71,275	70,186	61,297
Securities lending payable	209,137	-	-
Deferred taxes	17,559	4,181	22,246

Total liabilities	$3,311,416	$2,928,902	$2,510,561
Minority interest	727	-	-
Stockholders' equity:			
Ordinary common shares, par value $0.01 Authorised 250,000,000; issued and outstanding 2006: 163,633,683; Dec 2005: 155,914,616; June 2005: 155,843,070)	$1,636	$1,559	$1,558
Additional paid-in capital	791,859	721,935	719,075
Treasury stock	(552)	-	-
Accumulated other comprehensive (loss)/income	(46,983)	(21,399)	565
Retained earnings	345,254	228,986	336,189
Total stockholders' equity	1,091,214	931,081	1,057,387
Total liabilities and stockholders' equity	$4,403,357	$3,859,983	$3,567,948

Approved by the Board of Directors on 7 September 2006

Stephen Catlin, Director

Christopher Stooke, Director

Consolidated Statements of Operations (unaudited)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

	2006	2005
Revenues		
Gross premiums written	$903,145	$781,739
Reinsurance premiums ceded	(137,152)	(123,044)
Net premiums written	765,993	658,695
Change in net unearned premiums	(123,510)	(31,609)
Net premiums earned	642,483	627,086
Net investment income	51,922	36,849
Net realised (losses)/gains on investments	(7,633)	1,339
Net realised gains/(losses) on foreign currency exchange	28,314	(21,545)
Other income	172	284
Total revenues	715,258	644,013
Expenses		
Losses and loss expenses	316,564	305,273
Policy acquisition costs	157,157	159,548
Administrative expenses	61,790	40,968
Other expenses	12,348	11,889
Total expenses	547,859	517,678
Income before income tax expense	167,399	126,335
Income tax expense	(20,089)	(15,160)
Net income	$147,310	$111,175
Earnings per common share		
Basic	$0.92	$0.72
Diluted	$0.85	$0.66

Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Income (unaudited)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

	Common stock	Additional paid-in capital	Treasury stock	Retained earnings	Accumula ot comprehens income (lo
Balance 1 January 2005	$1,541	$716,649	$-	$248,841	$4,
Comprehensive income:					
Net income	-	-	-	111,175	
Other comprehensive income	-	-	-	-	(3,
Total comprehensive income	-	-	-	111,175	(3,
Stock compensation expense	-	2,096	-	-	
Stock options and warrants exercised	17	(17)	-	-	
Dividends declared	-	-	-	(23,480)	
Deferred compensation obligation	-	347	-	(347)	
Balance 30 June 2005	$1,558	$719,075	-	$336,189	
Balance 1 January 2006	$1,559	$721,935	-	$228,986	$(2
Comprehensive income:					
Net income	-	-	-	147,310	
Other comprehensive loss	-	-	-	-	(2
Total comprehensive income	-	-	-	147,310	(2
Equity raise	77	65,154	-	-	
Stock compensation expense	-	3,975	-	-	
Stock options and warrants exercised	-	-	-	-	
Dividends declared	-	-	-	(30,247)	
Deferred compensation obligation	-	795	-	(795)	
Treasury stock purchased	-	-	(552)	-	
Balance 30 June 2006	$1,636	$791,859	$(552)	$345,254	$(4

Consolidated Statements of Cash Flows (unaudited)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

	2006	2005
Cash flows provided by operating activities		
Net income	$147,310	$111,175
Adjustments to reconcile net income to net cash provided by operations:		
Amortisation and depreciation	4,213	4,949
Amortisation of discounts of fixed maturities	(7,244)	(4,708)
Net realised losses/(gains) on investments	7,633	(1,339)
Unpaid losses and loss expenses	(176,092)	109,569
Unearned premiums	161,479	100,937
Premiums and other receivables	(143,052)	(46,761)
Deferred acquisition costs	(16,328)	(9,119)
Reinsurance payable	(79,589)	104,449
Reinsurance recoverable	151,499	9,145
Reinsurers' share of unearned premiums	(52,145)	(58,081)
Deposit with reinsurer	(20,583)	36,008
Deferred gain	(12,408)	(11,844)
Accounts payable and other liabilities	68,732	(5,184)
Deferred tax	1,456	15,150
Other	70,460	(51,809)

Net cash flows provided by operating activities	105,341	302,537
Cash flows used in investing activities		
Purchases of fixed maturities	(644,684)	(951,914)
Purchases of short-term investments	(46,760)	(190,115)
Proceeds from sales of fixed maturities	689,361	806,985
Proceeds from maturities of fixed maturities	5,410	50,487
Proceeds from sales of short-term investments	12,738	311,798
Purchase of intangible assets	(3,578)	-
Purchases of property and equipment	(3,149)	(3,841)
Proceeds from sales of property and equipment	72	6
Investment of securities lending collateral	(209,137)	-
Net cash flows used in investing activities	(199,727)	23,406

	2006	2005
Cash flows provided by financing activities		
Proceeds from issue of common shares	$65,786	$-
Dividends paid on common shares	(30,037)	(23,425)
Proceeds from notes payable	150,000	100,000
Repayment of notes payable	(150,000)	(100,000)
Securities lending collateral received	209,137	-
Proceeds from exercise of stock options	-	-
Purchase of treasury stock	(552)	-
Net cash flows (used in)/provided by financing activities	244,334	(23,425)
Net increase in cash and cash equivalents	149,948	302,518
Cash and cash equivalents - beginning of year	609,857	354,608
Effect of exchange rate changes	34,692	(32,883)
Cash and cash equivalents - end of year	$794,497	$624,243
Supplemental cash flow information		
Taxes paid	$18	$3
Interest paid	$1,378	$702
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	$793,232	$615,656
Cash equivalents	$1,265	$8,587

Notes to the Consolidated Financial Statements (unaudited)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

1 Basis of preparation

The unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies set out in the consolidated financial statements for the year ended 31 December 2005.

In February 2006, the Group entered into a securities lending arrangement described in Note 3 and, as a result, the Group has adopted the following new accounting policy in the first half of 2006.

Securities lending
Certain entities within the Group participate in securities lending arrangements whereby specific securities are loaned to other institutions, primarily banks and brokerage firms, for short periods of time. Under the terms of the securities lending agreements, the loaned securities remain under the Group's control and therefore remain on the Group's balance sheet. Collateral in the form of cash, government securities and letters of credit is required and is monitored and maintained by the lending agent. The Group receives interest income on the invested collateral, which is recorded in net investment income.

Changes in scope of consolidation
On 25 May 2006, the Group, through its wholly owned subsidiary Catlin Inc., acquired 100 percent of the outstanding common shares of American Indemnity.

This company was renamed Catlin Insurance Company Inc. ('Catlin US') and it will underwrite specialty classes of property and casualty business for US commercial clients on an admitted basis.

The aggregate purchase price was $8,375 in cash, which is equal to the fair value of net assets acquired. There was no goodwill arising on the transaction.

On 13 June 2006, the Group, through its wholly owned subsidiary Catlin Holdings Limited, acquired 50.01% of the outstanding common shares of Barfish Limited. This company has been renamed Brighter Business Limited ('BB') and will operate as an insurance intermediary, including as a coverholder for Lloyd's Syndicate 2003, whose sole member is Catlin Syndicate Limited. BB intends to offer coverage including property, employers' and public liability, motor and legal expenses.

The aggregate purchase price to acquire 50.01% of the outstanding common shares of BB was $1,432 (£800) in cash. Goodwill of $704 (£394) was generated on this transaction.

2 Segmental information

For the six months ended 30 June 2006 and 2005, these reporting segments correspond to the location of where the business was written, with Catlin Syndicate Direct, Catlin Syndicate Reinsurance and Catlin UK business being written in the UK and Catlin Bermuda business being written in Bermuda. Net income before tax by operating segment before intra-Group reinsurance eliminations for the six months ended 30 June 2006 is as follows:

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra-Group	
Gross premiums written	$453,343	$206,427	$393,147	$116,632	$(266,404)	$9
Reinsurance premiums ceded	(233,681)	(97,708)	(5,944)	(66,223)	266,404	(1
Net premiums written	219,662	108,719	387,203	50,409	-	7
Net premiums earned	199,204	76,932	307,867	58,480	-	6
Losses and loss expenses	(67,909)	(38,824)	(174,503)	(35,328)	-	(3
Policy acquisition costs	(85,236)	(27,989)	(47,867)	(22,868)	26,803	(1
Administrative and other expenses	(11,987)	(3,460)	(29,712)	(2,176)	(26,803)	(
Net underwriting result	34,072	6,659	55,785	(1,892)	-	
Net investment income and net realised losses on investments	13,732	5,303	21,223	4,031	-	
Net realised gains on foreign currency exchange	8,779	3,390	13,568	2,577	-	
Other income	52	21	83	16	-	
Income/(loss)before income tax expense	$56,635	$15,373	$90,659	$4,732	$-	$1
Total revenue	$221,767	$85,646	$342,741	$65,104	$-	$7

Net income before tax by operating segment before intra-Group reinsurance eliminations for the six months ended 30 June 2005 is as follows:

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra-Group	
Gross premiums written	$379,035	$187,848	$290,455	$115,237	$(190,836)	$7
Reinsurance premiums ceded	(185,015)	(88,319)	(6,580)	(33,966)	190,836	(1

Net premiums written	194,020	99,529	283,875	81,271	-	65
Net premiums earned	282,136	95,419	156,018	93,513	-	62
Losses and loss expenses	(134,607)	(38,729)	(78,414)	(53,523)	-	(30
Policy acquisition costs	(93,092)	(31,141)	(25,010)	(19,340)	9,035	(15
Administrative and other expenses	(19,716)	(6,668)	(10,903)	(6,535)	(9,035)	(5
Net underwriting result	34,721	18,881	41,691	14,115	-	10
Net investment income and net realised gains on investments	17,181	5,811	9,501	5,695	-	[illegible]
Net realised gains on foreign currency exchange	(9,694)	(3,278)	(5,360)	(3,213)	-	(2
Other income	128	43	71	42	-	
Income before income tax expense	$42,336	$21,457	$45,903	$16,639	-	$12
Total revenue	$289,751	$97,995	$160,230	$96,037	$-	$64

Total revenue is the total of net premiums earned, net investment income and net realised gain/(loss) on investments, net realised gain/(loss) on foreign currency exchange, and other income.

Total assets by segment at 30 June 2006 and 2005 are as follows:

	2006	2005
Catlin Syndicate Direct	$2,344,239	$2,004,628
Catlin Syndicate Reinsurance	895,467	667,666
Catlin Bermuda	2,625,031	1,636,097
Catlin UK	612,701	505,641
Other	1,034,716	837,062
Consolidation adjustments	(3,108,797)	(2,083,146)
Total assets	$4,403,357	$3,567,948

'Other' in the table above includes assets such as investments in Group companies which are not allocated to individual segments.

3 Investments

Fixed maturities

The fair values and amortised costs of fixed maturities at 30 June 2006 and 2005 are as follows:

	2006 Fair Value	2006 Amortised Cost	2005 Fair Value	2005 Amortised Cost
US government and agencies	$857,888	$886,125	$765,592	$757,448
Non-US governments	334,325	340,053	201,094	200,375
Corporate securities	235,395	240,044	304,025	306,355
Mortgage backed securities	73,475	74,434	82,327	82,584
Asset-backed securities	192,635	194,626	178,612	179,155
Total fixed maturities	$1,693,718	$1,735,282	$1,531,650	$1,525,917

The gross unrealised gains and losses related to fixed maturities at 30 June 2006 and 2005 are as follows:

	2006 Gross unrealised gains	2006 Gross unrealised losses	2005 Gross unrealised gains	2005 Gross unrealised losses
US government and agencies	$-	$28,238	$9,427	$1,283
Non-US governments	42	5,769	1,472	753
Corporate securities	27	4,676	239	2,569

Mortgage backed securities	45	1,004	102	359
Asset-backed securities	59	2,050	100	643
Total fixed maturities	$173	$41,737	$11,340	$5,607

There were no other than temporary declines in the value of investments in the six months to 30 June 2006 or 2005. The net realised losses on fixed maturities for the six months ended 30 June 2006 were $7,399 (2005: net realised gain of $1,254).

Fixed maturities at 30 June 2006, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value	Amortised cost
Due in one year or less	$272,453	$274,832
Due after one through five years	726,847	743,285
Due after five years through ten years	425,606	445,229
Due after ten years	2,702	2,877
	1,427,608	1,466,223
Mortgage backed securities	73,475	74,433
Asset-backed securities	192,635	194,626
Total	$1,693,718	$1,735,282

Restricted assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also has investments in segregated portfolios primarily to provide collateral or guarantees for Letters of Credit ('LOC'), as described in Note 6. Finally, the Group also utilises trust funds where the trust funds are set up for the benefit of the ceding companies, and generally take the place of LOC requirements.

The total value of these restricted assets by category at 30 June 2006 and 2005 are as follows:

	2006	2005
Fixed maturities, available for sale	$916,148	$635,010
Short term investments	8,198	21,127
Cash and cash equivalents	136,752	136,231
Total restricted assets	$1,061,098	$792,368

Securities lending

The Group participates in a securities lending program under which certain of its fixed maturity investments are loaned to third parties through a lending agent. Collateral in the form of cash, government securities and letters of credit is required at a rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent. The Group had $206,997 (2005: $nil) of securities on loan at 30 June 2006.

4 Unpaid losses and loss expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves is complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believes

they have made a reasonable estimate of the level of reserves at 30 June 2006 and 2005.

The reconciliation of unpaid losses and loss expenses for the six months ended 30 June 2006 and 2005 is as follows:

	2006	2005
Gross unpaid losses and loss expenses, beginning of year	$1,995,485	$1,472,819
Reinsurance recoverable on unpaid loss and loss expenses	(575,522)	(359,154)
Net unpaid losses and loss expenses beginning of year	1,419,963	1,113,665
Net incurred losses and loss expenses for claims related to:		
Current year	320,765	308,839
Prior years	(4,201)	(3,566)
Total incurred losses and loss expenses	316,564	305,273
Net paid losses and loss expenses for claims related to:		
Current year	(24,047)	(11,719)
Prior year	(271,115)	(167,723)
Total paid losses and loss expenses	(295,162)	(179,442)
Foreign exchange adjustment	53,421	(46,110)
Net unpaid losses and loss expenses, end of period	1,494,786	1,193,386
Reinsurance recoverable on unpaid loss and loss expenses	455,797	289,014
Gross unpaid losses and loss expenses, end of period	$1,950,583	$1,482,400

As a result of the changes in estimates of insured events in prior years, the 2006 provision for losses and loss expenses net of reinsurance recoveries decreased by $4,201 (2005: decrease of $3,566). Included in this amount are incurred losses of $26,032, caused by a reassessment of expected ultimate loss costs relating to the 2005 hurricanes, offset by net decreases in estimated loss reserves in other classes of business of $30,233. In 2006 and 2005, these decreases were due to changes in estimates of insured events in previous years resulting from reductions of expected ultimate loss costs, settlement of losses at amounts below previously estimated loss costs and reduction in uncertainty surrounding the quantification of the net cost of claim events.

5 Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

		2006		2005
	Premiums written	Premiums earned	Premiums written	Premiums earned
Direct	$582,153	$493,821	$501,922	$502,152
Assumed	320,992	221,717	279,817	203,219
Ceded	(137,152)	(73,055)	(123,044)	(78,285)
Net premiums	$765,993	$642,483	$658,695	$627,086

The Group's provision for reinsurance recoverable as at six months ended June 30, 2006 and 2005 is as follows:

	2006	2005

Gross reinsurance recoverable	$549,732	$356,375
Provision for uncollectible balances	(27,312)	(18,303)
Net reinsurance recoverable	$522,420	$338,072

The Group holds collateral against certain reinsurance recoverable positions, including deposit with reinsurer, totalling $nil (2005: $27,978).

6 Notes payable, debt and financing arrangements

Bank facilities
Since November 2003, the Group has participated in a Letter of Credit/ Revolving Loan Facility (the 'Club Facility') with three banks. Each bank participates equally in the Club Facility. The Club Facility is comprised of three tranches as detailed below. The Club Facility has been varied, amended and restated since it was originally entered into, most recently on 22 December 2005 when the credit available under the Club Facility increased from $150,000 and £125,000 to $250,000 and £150,000 respectively. The following amounts were outstanding under the Club Facility as at 30 June 2006:

- Debt outstanding was $50,000, in the form of a 364-day $50,000 revolving facility with a one year term-out option ('Facility A'). Facility A, while not directly collateralised, is secured by floating charges on Group assets and cross guarantees from material subsidiaries. This debt bears interest at three-month Libor plus 65 basis points, and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 10%, sufficient to repay the loan at any time. The undrawn portion of Facility A costs 25 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to extend the revolving facility for 364 days, or to convert all cash advances into a term loan.

- A clean, irrevocable standby LOC of $277,500 (£150,000) is provided to support Catlin Syndicate Limited's ('CSL') underwriting at Lloyd's ('Facility B'). As at 30 June 2006, CSL has utilised Facility B and deposited with Lloyd's an LOC in the amount of $277,500 (£150,000). In the event that CSL failed to meet its obligations under policies of insurance written on its behalf, Lloyd's could draw down this letter of credit. This LOC became effective on 26 June 2006 and has an initial expiry date of 27 November 2009. Collateral of $74,000 (£40,000) was provided by 16 August 2006 and a further $37,000 (£20,000) must be provided by 1 August 2007.

- A two-year $200 million standby LOC facility is available for utilisation by Catlin Bermuda and Catlin UK ('Facility C'). At 30 June 2006, $128,472 in LOC's were outstanding, of which $126,511 are issued for the benefit of Catlin Bermuda, with a single LOC of $1,972 (£1,066) being for the benefit of Catlin UK. Collateral of 110% of 50% of the face value of the utilised portion of the LOCs under the Standby facility must be provided.

The terms of the Club Facility require that certain financial covenants be met on a quarterly basis, evidenced by Compliance Certificates. These include limitations on probable maximum losses arising from 'realistic disaster scenarios' for the Group, as well as requirements to maintain minimum Tangible Net Worth and Adjusted Tangible Net Worth levels, the calculations of which are based upon fixed amounts in 2006 and increase over time, for items such as consolidated net income in future accounting periods. The Group was in compliance with all covenants during 2006.

7 Taxation

Catlin Group Limited ('CGL') and its Bermudian subsidiaries
Under current Bermuda law, the Company and its Bermuda subsidiary, Catlin Bermuda, are not required to pay any taxes in Bermuda on their income or capital gains. Each has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2016.

UK subsidiaries
The Group operates in the UK through its UK subsidiaries and the income of the UK subsidiaries is subject to UK corporation taxes.

CSL is also subject to US federal income tax on the part of its income from its operations at Lloyd's which is referred to as US connected income ('USCI'). USCI is calculated in accordance with the terms of the Lloyd's Closing Agreement with the Internal Revenue Service ('IRS'). The US federal income tax due on USCI is remitted directly to the IRS by Lloyd's in the first instance but is subsequently collected from CSL via the Catlin Syndicate. CSL, as a UK tax resident, receives UK corporation tax credits for any US federal income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income.

The UK tax authorities are currently reviewing legislation on the taxation of insurance company technical reserves. The outcome of this review is not yet known, but it remains a possibility that recoverability of foreign taxes by CSL may be prejudiced in whole or in part by any changes in a future year.

US subsidiaries
The Group operates in the US through its US operations and the income of the US subsidiaries is subject to US federal and state income taxes.

Other subsidiaries
Other Group companies are subject to income taxes imposed by the jurisdictions in which they operate.

The Group is not subject to taxation other than as stated above, but there can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

The income tax expense for the six months ended 30 June 2006 and 2005 is as follows:

	2006	2005
Current tax expense	$18,296	$-
Deferred tax expense	1,793	$15,160
Expense for income taxes	$20,089	$15,160

8 Stockholders' equity

The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 30 June 2006 and 2005:

	Authorised		Issued and outstanding	
	Number of shares	Par value $000	Number of shares	Par value $000
Ordinary common shares, par value $0.01 per share				
As at 30 June 2006	250,000,000	$2,500	163,633,683	$1,636
As at 30 June 2005	250,000,000	$2,500	155,843,070	$1,558

The following table outlines the changes in common shares issued and outstanding during 2006 and 2005:

	2006	2005
Balance, 1 January	155,914,616	154,097,989
Exercise of stock options and warrants	14,167	1,745,081
Equity raise	7,704,900	-
Balance, 30 June	163,633,683	155,843,070

Equity raise
On 14 March 2006, the Group placed 7,704,900 new common shares with par value of

$0.01 each at $8.68 (£5.00) per share, raising $65,231 net of expenses.

Treasury stock
In connection with the Performance Share Plan ('PSP'), at each dividend date, an amount equal to the dividend that would be payable in respect of the shares to be issued under the PSP, is paid into an Employee Benefit Trust ('EBT'). The EBT uses these funds to purchase Group shares on the open market. These shares will ultimately be distributed to PSP holders to the extent that the PSP awards vest. In May 2006, the Group, through the EBT, purchased 67,300 of the Group's shares, at an average price of $8.22 (£4.35) per share. The total amount paid of $552 is shown as a deduction to stockholders' equity.

Dividends
On 12 June 2006, the Group paid a final dividend relating to the 2005 financial year of $0.176 (£0.101) per share to shareholders of record at the close of business on 12 May 2006. The total dividend paid for the 2005 financial year was $0.275 (£0.155) per share.

9 Employee stock compensation schemes

The Group has two stock compensation schemes under which awards are outstanding: a Performance Share Plan, which was adopted in 2004, and a Long Term Incentive Plan, adopted in 2002. These financial statements include the total cost of stock compensation for both plans, calculated using the fair value method of accounting for stock-based employee compensation. The total cost of the plans expensed in the six months ended 30 June 2006 was $3,975 (2005: $2,096).

On 9 March 2006, a total of 2,020,301 options with nil exercise price and 275,296 non-vested shares (total of 2,295,597 securities) were granted to Group employees under the PSP. Up to half of the securities will vest on 9 March 2009 and up to half will vest on 9 March 2010, subject to certain performance conditions.

10 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.

Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

(i) Performance share plan;
(ii) Employee stock option plan; and
(iii) Warrants

There is no difference between net income attributable to ordinary stockholders and net income attributable to all stockholders for the six months ended 30 June 2006 and 2005.

Reconciliations of the number of shares used in the calculations are set out below.

	30 June 2006	30 June 2005
Weighted average number of shares	160,688,316	154,116,555
Dilution effect of warrants	6,203,859	4,125,308
Dilution effect of stock options and non-vested shares	6,930,990	3,900,578
Dilution effect of stock options and warrants exercised in the period	8,106	5,196,711
Weighted average number of shares on a diluted basis	173,831,271	167,339,152

Earnings per common share

Basic	$0.92	$0.72
Diluted	$0.85	$0.66

Options to purchase 9,885,557 shares under the LTIP were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

11 Reconciliation to IFRS

The Group's consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from International Financial Reporting Standards ('IFRS').

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income and stockholders' equity under US GAAP to the amounts which would have been reported had IFRS been applied.

Net income		Six months ended 30 June	
	Note	2006	2005
Net income under US GAAP		$147,310	$111,175
Adjustment for:			
Change to single functional currency	(a)	(7,890)	4,710
Exchange gains/(losses) on foreign currency bond portfolios	(b)	(2,225)	11,787
Fair value of employee stock compensation	(c)	(49)	(49)
Recognition of payroll taxes on employee stock compensation	(d)	562	(1,320)
Taxation	(e)	2,881	(4,646)
Net income under IFRS		$140,589	$121,657

Stockholders' equity		Six months ended 30 June	
	Note	2006	2005
Stockholders' equity under US GAAP		$1,091,214	$1,057,387
Adjustment for:			
Change to single functional currency	(a)	3,943	(7,442)
Fair value of employee stock compensation	(c)	(275)	(241)
Recognition of payroll taxes on employee stock compensation	(d)	(1,328)	(1,367)
Stockholders' equity under IFRS		$1,093,554	$1,048,337

a) Under US GAAP, an entity is permitted to have more than one functional currency, if certain criteria are met. The Catlin Syndicate meets these criteria and therefore operates with four functional currencies. Under IFRS, the revised IAS 21 became effective on 1 January 2005. Although multiple functional currencies were allowed under the former IAS 21, the revised standard prohibits multiple functional currencies within an entity. The new IAS 21 has been applied prospectively, and this reconciling item shows the net effect of moving the Catlin Syndicate from four functional currencies to sterling as the sole functional currency.

b) Certain of the Group companies hold fixed income investments in foreign currencies, which are intended to mitigate exposures to foreign currency fluctuations in net liabilities. Under US GAAP, changes in the value of such investments due to foreign currency rate movements are reflected as a direct increase or decrease to stockholders' equity. Under IFRS, such changes are included in the statement of operations.

c) Under US GAAP, options issued under an employee stock compensation scheme when the Company is privately-held may be valued assuming no expected volatility (the minimum value method). Under IFRS, a volatility assumption must be made in valuing stock-based compensation issued after 7 November 2002, even if the Company is privately-held. This reconciling item represents the fair value of employee stock options issued after 7 November 2002, recalculated with an expected volatility assumption reflecting the historical volatility of the Group's listed peers.

d) Under US GAAP, a liability for payroll taxes arising from stock compensation is recognised when the amount is due to the taxing authority, for example on the exercise of stock options. Under IFRS, a liability must be recorded at the date of grant, based on the market value of the underlying security. This liability should be subsequently adjusted for movements in the market value of the underlying security.

e) All of the reconciling items are presented before tax. This line item represents the tax effect of all the reconciling items.

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IR KDLFBQKBFBBX